January 13, 2003

Dear ITEX Board of Directors:

     In response to my letter of  December  29, 2002  stating the reasons for my resignation  from the  Board,  I received  a phone  call from Bill  Bronston  on
January 9, 2003.  He stated that if I do not "retract my  resignation  letter we will turn you in to the criminal  investigation  division of the SEC." Bill told me the Board  asked him to  contact me to and to give me fair  warning.  He also went on to say "if you vote your shares for CASE our friendship is in jeopardy."

     Under threat and extreme  duress,  I am willing to revise the bullet points in my letter of December  29, 2002 to the  following  extent.  There were bullet list of five reasons my resignation,  which were numbered. I would like to amend them as follows:

1.   No changes in text;

2.   Include the words "In my  opinion..."  to begin  sentence  one.  Delete the remaining text;

3.   Delete entire text;

4.   Include the words "In my  opinion..."  to begin  sentence  one.  Delete the remaining text; and

5.   No changes in text.

     Because a member of the Board has  threatened me, I am asking you to submit this letter with a copy of my letter of  December  29, 2002  directly to the SEC for review.

Respectfully yours,

  s/Gerry Harris